SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From                      to

Commission File Number 000-50831

Regions Financial Corporation Supplemental 401(k) Plan

Regions Center

1900 Fifth Avenue North

Birmingham, Alabama 35203

(Full title of plan and the address of plan)

Regions Financial Corporation

Regions Center

1900 Fifth Avenue North

Birmingham, Alabama 35203

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

AUDITED FINANCIAL STATEMENTS WITH REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Regions Financial Corporation Supplemental 401(k) Plan

As of December 31, 2006 and 2005

and for each of the Three Years in the Period Ended December 31, 2006

With Report of Independent Registered Public Accounting Firm

Regions Financial Corporation Supplemental 401(k) Plan

Audited Financial Statements

As of December 31, 2006 and 2005

and for each of the Three Years in the Period Ended December 31, 2006

Report of Independent Registered Public Accounting Firm

The Directors Compensation Committee

Regions Financial Corporation Supplemental 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Regions Financial Corporation Supplemental 401(k) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

June 27, 2007

Regions Financial Corporation

Supplemental 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Contributions receivable	$1,447	$5,298
Receivable from Plan Sponsor, at fair value	42,876,581	31,938,915

Total assets	42,878,028	31,944,213
Liabilities
Payable to Plan Sponsor	184,454	167,118

Total liabilities	184,454	167,118

Net assets available for benefits	$42,693,574	$31,777,095

See accompanying notes.

Regions Financial Corporation

Supplemental 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2006	2005	2004
Additions:
Contributions from employer	$1,097,547	$1,209,241	$1,200,197
Contributions from participants	4,629,796	4,430,256	6,415,595
Increase in fair value of receivable from Plan Sponsor	3,270,078	2,037,149	1,985,816
Transfer from deferred compensation plan	5,162,442	—	—

	14,159,863	7,676,646	9,601,608
Deductions:
Distributions to participants	3,243,384	2,179,977	1,733,359

	10,916,479	5,496,669	7,868,249
Net assets available for benefits:
Beginning of year	31,777,095	26,280,426	18,412,177

End of year	$42,693,574	$31,777,095	$26,280,426

See accompanying notes.

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements

December 31, 2006

1. Description of the Plan

The following description of the Regions Financial Corporation Supplemental 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, which commenced on January 1, 2001, is a non-qualified deferred compensation plan established by Regions Financial Corporation (Plan Sponsor or the Company) for the purpose of providing supplemental deferred compensation opportunities for a select group of its highly compensated employees. The Plan at all times shall be entirely unfunded and no provision shall at any time be made with respect to segregating any assets of the Company for payment of any benefits. Funds invested to provide benefits under the Plan are protected through a Rabbi Trust and shall continue for all purposes to be part of the general assets of the Company. No participant, beneficiary or any other person shall have any interest in any particular assets of the Company by reason of the right to receive a benefit under the Plan and to the extent the participant, beneficiary or any other person acquires a right to receive benefits under the Plan, such right shall be no greater than the right of any unsecured creditor of the Company. The Company does not guarantee that any funds in a trust or assets of the Company will be sufficient to pay any benefits of the Plan.

Eligibility

Employees participate in the Plan by making an irrevocable election at the beginning of each Plan year. The election shall be effective for succeeding Plan years until the election is revoked by the participant.

Effective January 1, 2006, any associate whose annual base pay as of September 30, 2005 is equal to or greater than amounts as determined by the Internal Revenue Code (the Code), or any associate whose annual base pay as of September 30, 2005 plus year-to-date bonus or incentive compensation as of September 30, 2005 is equal to or greater than amounts as determined by the Code, or any associate hired after September 30, 2005 and on or before December 31, 2005, at an annual rate of base pay equal to or greater than amounts as determined by the Code, is eligible to participate in the Plan for 2006.

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions and Benefits

Benefits under the Plan are based on amounts credited to each participant’s account. The credit to a participant’s account is the aggregate amount of salary deferrals and profit sharing bonus deferrals which would have been deferred under the Company’s qualified 401(k) Plan but for limitations imposed by the Code, plus credited matching contributions and credited earnings thereon.

The matching contribution shall be credited to Regions Financial Corporation common stock until the date at which the participant is eligible for diversification under the Company’s qualified 401(k) Plan. Effective January 1, 2007, participants are allowed to diversify out of the Regions Financial Corporation Stock Fund immediately.

Effective January 1, 2006, participants are allowed to make two Supplemental 401(k) elections. The first election would be a percentage of compensation over the Code Section 401(a)(17) limit ($220,000 in 2006). The second election would be a percentage of compensation up to the limit. The match would apply only to the election with respect to compensation over $220,000. This would be 100% of the first 6% elected by the participant. Thus, a participant who merely wants to maximize his match would elect 6% for the 401(k) Plan and 6% for Supplemental 401(k) for compensation over $220,000.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

All benefits are vested at all times except for Company matching contributions which vest upon completion of 3 years of service as defined in the Plan document. Forfeited matching contributions will be the property of the Company and will remain as general assets of the Company.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments over a 10-year period. Plan provisions exist for accelerated vesting and distribution rights due to a change of control as per the terms of the Plan document.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time. Upon termination of the Plan, the deferred compensation credited to the accounts of the participants shall be distributed to the participants and their beneficiaries at such time or times and in such manner as determined by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Securities held by the Company in a Rabbi Trust (the Trust) are stated at fair value. Securities, including mutual funds, which are traded on a national securities exchange, are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market are valued at the average of last reported bid and ask prices and listed securities for which no sale was reported on that date are valued at last reported sales price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Receivable from Plan Sponsor

A Receivable from Plan Sponsor is included in Plan assets for the fair value of assets held in the Trust by Regions Bank (an affiliate of the Company, and the Trustee) dba Regions Morgan Keegan Trust, which has been established to provide benefits under the Plan. The assets of the Trust consist of cash, interest and dividends receivable, mutual fund investments, and stock of the Plan Sponsor. Participants can direct how their contributions are invested within the Trust. However, the specific investments described below are not assets of the Plan itself, but rather of the Trust. The following information on assets held by the Trust is presented for informational purposes.

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements (continued)

3. Receivable from Plan Sponsor (continued)

Assets held by the Trust include the following:

	December 31
	2006	2005
Cash	$184,452	$167,441
Interest and dividend income receivable	77,470	40,403
Mutual Funds:
RMK (Regions Morgan Keegan) Select Balanced Fund	3,048,417	1,751,318
RMK Select Ltd. Maturity Government Fund	770,209	840,296
RMK Select Growth Fund	2,458,094	2,201,646
RMK Select Value Fund	2,630,860	2,080,618
RMK Select Fixed Income Fund	1,219,790	1,196,837
RMK Select Mid Cap Growth Fund	4,079,013	3,354,781
RMK Select Mid Cap Value Fund	1,261,088	921,407
RMK Select High Income Fund	3,300,013	1,087,740
RMK Select Intermediate Bond Fund	1,567,063	752,240
RMK Core Equity Fund	109,594	—
RMK Select Short Term Bond Fund	37,204	—
AIM Small Cap Growth Fund	1,381,991	790,257
Federated International Max Cap Growth Fund	1,330,858	1,055,154
Fidelity Adv Diversified International Fund	3,500,018	2,233,629
RMK Select Treasury Money Market Fund	8,600,210	6,831,393
Regions Financial Corporation Stock Fund	7,320,237	6,633,755

	$42,876,581	$31,938,915

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements (continued)

3. Receivable from Plan Sponsor (continued)

The increase in fair value of receivable from Plan Sponsor includes dividend and interest income of $912,338, $577,445 and $287,419, for 2006, 2005 and 2004, respectively, and appreciation (depreciation) of investments held by the Trust as outlined in the table below. The investments held by the Trust (including investments purchased, sold and held during the year) appreciated/depreciated in fair value as determined by quoted market prices as follows:

	Net Appreciation (Depreciation) in Fair Value for the Year Ended
	2006	2005	2004
RMK Select Balanced Fund	$134,729	$147,199	$6,931
RMK Select Ltd. Maturity Government Fund	(1,471)	(12,031)	(20,013)
RMK Select Growth Fund	146,332	181,979	8,402
RMK Select Value Fund	208,351	172,272	77,935
RMK Select Fixed Income Fund	(14,241)	(27,727)	(18,212)
RMK Select Mid Cap Growth Fund	194,483	501,093	207,314
RMK Select Mid Cap Value Fund	122,042	61,767	88,783
RMK Select High Income Fund	3,213	(39,148)	19,389
RMK Select Intermediate Bond Fund	5,735	(6,803)	(2,315)
RMK Core Equity Fund	857	—	—
RMK Select Short Term Bond Fund	202	—	—
AIM Small Cap Growth Fund	121,588	69,430	47,419
Federated International Max Cap Growth Fund	143,008	34,055	35,641
Fidelity Adv Diversified International Fund	378,012	337,626	163,425
Regions Financial Corporation Stock Fund	914,900	39,992	1,083,698

	$2,357,740	$1,459,704	$1,698,397

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements (continued)

3. Receivable from Plan Sponsor (continued)

The fair value of individual investments held by the Trust that represent 5% or more of the net assets of the Plan are as follows:

	December 31
	2006	2005
RMK Select Balanced Fund	$3,048,417	$1,751,318
RMK Select Growth Fund	2,458,094	2,201,646
RMK Select Mid Cap Growth Fund	4,079,013	3,354,781
RMK Select Treasury Money Market Fund	8,600,210	6,831,393
RMK Select Value Fund	2,630,860	2,080,618
RMK Select High Income Fund	3,300,013	(a	)
Regions Financial Corporation Stock Fund Participant-Directed	7,000,136	6,221,541
Fidelity Adv Diversified International Fund	3,500,018	2,233,629
AIM Small Cap Growth Fund	1,381,991	(a	)

(a)	Less than 5%

Information about the Regions Financial Corporation Stock Fund net assets held by the Trust is as follows:

	December 31
	2006	2005
Investments, at fair value as determined by quoted market prices:
Regions Financial Corporation Stock Fund Participant-Directed	$7,000,136	$6,221,541
Regions Financial Corporation Stock Fund Nonparticipant-Directed	320,101	412,214

	$7,320,237	$6,633,755

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements (continued)

3. Receivable from Plan Sponsor (continued)

Significant components of changes in net assets for both the participant-directed and nonparticipant-directed components of the Regions Financial Corporation Stock Fund are presented below.

	Year Ended December 31
	2006	2005	2004
Change in net assets:
Additions:
Contributions	$345,715	$1,153,171	$2,044,848
Net appreciation in fair value of investments	914,900	39,992	1,083,698

	1,260,615	1,193,163	3,128,546
Deductions:
Distributions	574,133	381,876	1,293,313
Transfers to participant-directed investments	—	412,214	208,877

Net increase	$686,482	$399,073	$1,626,356

4. Income Tax Status

The Plan is a non-qualified plan that does not qualify for all special tax treatment afforded to deferred compensation plans that meet qualification requirements contained in section 401(a) of the Internal Revenue Code. The Plan has been structured as a top hat plan and assets equal to the fair value of the Receivable from Plan Sponsor are held in the Trust.

5. Transactions with Parties-In-Interest

During the year ended December 31, 2006, substantially all investment transactions held in the Trust were with investment funds managed by Regions Bank, an affiliate of the Plan Sponsor, dba Regions Morgan Keegan Trust.

All expenses incurred in the administration of the Plan including trustee fees, legal and accounting fees, are paid directly by the Plan Sponsor.

A Receivable from Plan Sponsor is included in Plan assets as of December 31, 2006, in the amount of $42,876,581, which represents the value of benefits due to the participants in the Plan.

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements (continued)

6. Transfer from Deferred Compensation Plan

During 2006, assets of $5,162,442 were transferred from the Regions Financial Corporation Optional Deferred Compensation Plan for Management Incentive Plan Participants (the MIP) to the Regions Financial Corporation Supplemental 401(k) Plan. The fair value of the net assets of the MIP was transferred into the Plan on April 3, 2006. The Plan obtained custody of the assets on the date the assets transferred.

7. Risks and Uncertainties

The Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGIONS FINANCIAL CORPORATION SUPPLEMENTAL 401(k) PLAN

REGIONS BANK, TRUSTEE

Date: June 28, 2007	By:	/s/ Sharon D. Davis
Sharon D. Davis Senior Vice President and Trust Officer

EXHIBIT INDEX

EXHIBIT NO	EXHIBIT
23	Consent of Independent Registered Public Accounting Firm